UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     XXX
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization     California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 968,616
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 968,616

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     968,616

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     9.7%

14.     Type of Reporting Person (See Instructions)

OO
IA

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     XXX
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,274
8. Shared Voting Power 968,616
9. Sole Dispositive Power 1,274
10. Shared Dispositive Power 968,616

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     969,890

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     9.7%

14.     Type of Reporting Person (See Instructions)

IN

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ______
(b)     XXX

3.     SEC Use Only

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 833,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 833,400

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     833,400

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     8.4%

14.     Type of Reporting Person (See Instructions)

PN

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)     Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b)     The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)     Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)     During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Shapiro is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$5,559,780.59
Shapiro	PF	$7,872.50
DAP	WC	$4,797,733.39

(1) Includes funds of DAP

Item 4.     Purpose of Transaction

As previously disclosed, the Filers ("Lawndale") and Sparton Corporation ("Sparton" or the "Company") entered into an agreement on September 17, 2008 (the "Agreement") that provided, amongst other provisions, for:
1) A temporary increase in Sparton's Board size from nine to eleven directors, the appointment of two independent and highly experienced individuals, Mr. Joseph J. Hartnett and Mr. James R. Swartwout, (hereinafter "New Independent Directors") to fill the newly created vacancies, and the nomination of these same individuals to serve for additional three-year terms at the 2008 and 2009 annual meetings, respectively, and;
2) The reduction in the size of Sparton's Board to no more than ten directors by the 2009 annual shareholders meeting without affecting either of the New Independent Directors.
Pursuant to the Agreement, unless the it was terminated earlier, Lawndale agreed to vote for the Company's recommended director slates at both the 2008 and 2009 annual meeting of shareholders and to refrain from certain actions, including solicitation of proxies and increasing its ownership position above 9.9%, up to and through Sparton's 2009 annual shareholders meeting. The Agreement provided Lawndale the option to terminate, 90 days before the 2009 annual meeting, if, at that time, certain conditions were not met, including, but not limited to, the failure of Sparton's Board to deliver notice of its intent to nominate the "2009 Appointee" to the Company's recommended slate and if Sparton's stock was trading at an average below $4.00 per share.
The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, (a copy of which was attached at Exhibit B of its Schedule 13D, Amendment No. 15, and incorporated by reference to this filing).
Lawndale has been informed that Sparton plans to hold the 2009 Annual Meeting on the fourth Wednesday of October, October 28, 2009, as set forth in Sparton's by-laws. Based on this information, and the fact that, as of August 2, 2009, Sparton has failed to deliver notice of its intent to nominate the "2009 Appointee", Mr. Swartwout, to the Company's recommended slate for the Annual Meeting and Sparton's stock has been trading at an average below $4.00 per share for the requisite time period, Lawndale sent the Sparton Board a letter (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) notifying Sparton of Lawndale's termination of the Agreement.
In addition to terminating the Agreement, Lawndale's letter requested Sparton's Board move immediately to determine and inform Lawndale of the director slate (and resulting board size) it will pursue for the 2009 Annual Meeting and consider postponing and announcing a new date for the Annual Meeting to delay coming so close to Sparton's advance notice requirements, to either moot the need for nominating an alternative slate or provide sufficient time to do so.
The letter further expressed concerns regarding, among other items, Sparton's large board size and staggered term structure and the advisability of renominating director Brad Smith. Lawndale requested the Board do the following:

•

Nominate a slate and reconfigure staggered board classes, to reduce the size of Sparton's board from eleven to nine members by the 2009 Annual Meeting with a goal of reducing the Board's size further by the 2010 Annual Meeting;

•	Move toward de-staggering Sparton's Board at the 2010 Annual Meeting to facilitate an optimal smaller size of seven directors who are elected annually

•	Once board size is shrunk to 7 members elected annually, increase Board compensation to appropriate levels to consistently attract independent, qualified and engaged directors.

Lawndale acquired the Stock for investment purposes as the Filers believe Sparton's market value does not reflect the value of the Company's underlying niche businesses. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since June 3, 2009:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

LCM	P	6/3/2009	780	2.2626
LCM	P	6/7/2009	300	2.2700

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.     Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Lawndale Letter to Sparton dated as of August 3, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 4, 2009

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Managing Member	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro Managing Member

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC

Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Andrew Shapiro
President

August 3, 2009

Sparton Board of Directors
c/o Corporate Secretary
Sparton Corporation
2400 E. Ganson St.
Jackson, Michigan 49202

Dear Sparton Board Members,

As you know, Lawndale Capital Management, LLC and its affiliates ("Lawndale") own 969,890 shares of Sparton Corp. ("Sparton" or the "Company"), constituting 9.7% of the Company, making us Sparton's largest independent shareholder. We believe that substantial positive change at Sparton has occurred, partially as a result of our September 17, 2008 Agreement (the "Agreement" or "Settlement") that brought two new directors onto your Board and incentivized hiring an outside CEO.

As you also know, pursuant to the Agreement, Sparton sought and Lawndale agreed to certain "Standstill Restrictions" that prohibit Lawndale increasing its stock ownership as well as taking any action with respect to proxy solicitations and proposals. These restrictions are scheduled to expire after the upcoming 2009 Annual Shareholders Meeting ("Annual Meeting"). However, Lawndale has the option to terminate the Agreement before the Annual Meeting, if certain events are not present by 90 days before the Annual Meeting, in this instance, Sparton's Board not informing Lawndale that it will nominate the 2009 "Appointee", for the 2009 annual meeting [Section 6(b)(iv)(3)] and Sparton's stock price, for the past 30 days, not trading at an average above $4/share [Section 6(b)(iv)(2)].

We have been informed that Sparton plans to hold the Annual Meeting on the fourth Wednesday of October, October 28, 2009, as set forth in Sparton's by-laws. This date is less than 90 days from today. Yet the Board has not informed Lawndale of the director slate that it will nominate for this meeting, formalizing both the renomination of the 2009 Appointee, Director Jim Swartwout, and Sparton's obligation to shrink the size of Sparton's Board down from eleven directors [Section 3(e)]. Furthermore, Sparton's stock continues to trade well below $4/share. Thus, pursuant to Lawndale's option under Section 6(b)(iv) of the Agreement, Lawndale is hereby terminating the Agreement and ceasing its Standstill Restriction obligations as set forth, above.

Lawndale is taking this action for several reasons. Before going into detail on those reasons – as well as the specific steps Sparton can take to rectify this "bump in the road" in our improved relations – we want you to know that we recognize the substantial operational progress made by Sparton over the last year. Lawndale has a greatly improved level of dialogue with Sparton's Board and management, leading to a higher level of trust in your intentions. We further recognize long overdue actions taken by Sparton's new management team have been difficult to implement. We are optimistic that, given the significant cost reduction plans,

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591 Redwood Highway, Suite 2345, Mill Valley, California 94941
(415) 389-8258 Fax (415) 389-0180 • E-mail: lawndale@compuserve.com

Sparton Board of Directors
August 3, 2009

efficiency initiatives, and high backlog of sonobuoy awards, Sparton will soon return to sustainable operating profit and be repositioned to grow.

We would like to believe that the Board's focus on the Company's turnaround distracted you from meeting your advance notice obligations to us regarding Sparton's director slate. That said, we also believe work still needs to be done to improve Sparton's operational and governance performance, which will inevitably lead to increased shareholder value and stock price performance. In particular, we believe that there are two specific steps the board can, and should seek to immediately address.

First, as you know, the Settlement expanded Sparton's Board with the addition of two independent and highly qualified directors. However, the expansion in board size to 11 directors was only to be temporary, with one or more "legacy" directors not standing for reelection or retiring by the Annual Meeting, given the Board was mutually agreed to be too large. The Agreement also required renomination of Mr. Swartwout, who, by virtue of his placement in Sparton's staggered board structure, would be up for renomination consideration within only nine months of his initial election. As the board has not yet formalized the reduced slate (perhaps due to the challenges of marshalling such an excessively large board) we must preserve our rights to nominate an alternative slate of nominees in the near future unless the Board can timely address our concerns regarding board size and composition that we have discussed with you previously.

Second, we appreciate that Sparton's stock price, trading below $4/share, is the result of several factors, many of which are beyond the control of Sparton's Board. However, we strongly believe Brad Smith's position as a Director, while being a significant selling shareholder, has contributed to the Company's stock price decline, exacerbating Sparton's stock listing difficulties. While we understand that Mr. Smith's sales were said to be the result of lender calls on previously undisclosed margin loans, these personal loans as well as substantial borrowings by the John Smith Trust, which Mr. Smith serves as Co-Trustee, present a potentially large overhang of future "insider" stock sales. Given all of Mr. Smith's various positions as potentially highly leveraged stockholder (personally and via the John Smith Trust) and director, we question the advisability of Mr. Smith standing for re-election at this year's Annual Meeting.

Separate and apart from these issues, we also believe that Sparton's initial implementation of its turnaround plan (which practically ensures the Company's immediate survival) is likely to generate substantial sustainable operating profit, and that the stock is undervalued. For this reason too we wish to terminate the Agreement to regain our ability to purchase additional Sparton stock, possibly above the Agreement's 9.9% limit.

It's unfortunate that the above circumstances have triggered our early termination of the Agreement. We believe it is important for Sparton to take actions to further improve its corporate governance mechanisms to rectify the above issues. So as to avoid needless escalation towards proxy actions neither of us want, Sparton's Board should move immediately to determine and inform Lawndale of the director slate (and resulting board size) it will pursue for the 2009 Annual Meeting and consider postponing and announcing a new date for the Annual Meeting to delay coming so close to Sparton's advance notice requirements, triggering unwarranted escalation and distraction. Furthermore, we hope that as the Sparton Board formalizes it 2009 proxy, it will take note of the following longer term requests regarding the excessively large size of Sparton's Board and its staggered term structure, which we feel contributes to its excessively large size and is not considered best practices in corporate governance:

Ÿ     Nominate a slate and reconfigure staggered board classes, to reduce the size of Sparton's board from eleven to nine members by this Annual Meeting with a goal of reducing the Board's size further by the 2010 Annual Meeting;

Ÿ     Move toward de-staggering Sparton's Board at the 2010 Annual Meeting to facilitate an optimal smaller size of seven directors who are elected annually.

Ÿ     Once board size is shrunk to 7 members elected annually, increase Board compensation to appropriate levels to consistently attract independent, qualified and engaged directors.

We continue to make ourselves available to management, shareowners and board members to discuss ways to improve the Company's governance and performance in an effort to maximize shareholder value. It is only with a high level of qualification, independence and engagement by Sparton's directors that the Company's Board can provide the appropriate amount of oversight and accountability to maintain and enhance the significant operational improvements that have already been put into place.

Yours Sincerely,

Andrew E. Shapiro
cc: Cary Wood - Sparton President & CEO, Bodman LLP, Wilson Sonsini Goodrich & Rosati

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591 Redwood Highway, Suite 2345, Mill Valley, California 94941
(415) 389-8258 Fax (415) 389-0180 • E-mail: lawndale@compuserve.com